Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2014

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	First Quarter of Fiscal Year 2015 Highlights	2
3.	Operating Performance	3
4.	First Quarter Fiscal Year 2015 Financial Results	8
5.	Liquidity and Capital Resources	10
6.	Financial Instruments and Related Risks	11
7.	Off-Balance Sheet Arrangements	13
8.	Transactions with Related Parties	13
9.	Alternative Performance (Non-IFRS) Measures	14
10.	Critical Accounting Policies and Estimates	18
11.	Changes in Accounting Standards	19
12.	Other MD&A Requirements	19
13.	Outstanding Share Data	19
14.	Risks and Uncertainties	20
15.	Disclosure Controls and Procedures	21
16.	Changes in Internal Control over Financial Reporting	21
17.	Directors and Officers	21
Forward Looking Statements		22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended June 30, 2014 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2014, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2014, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2014. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A. This MD&A is prepared as of August 13, 2014.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China and is currently ramping up trial mining production at the GC silver-lead-zinc project in Guangdong Province. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	First Quarter of Fiscal Year 2015 Highlights
•	Silver production[1] of 1.1 million ounces and gold production of 3,461 ounces;
•	Lead production[1] of 11.5 million pounds and zinc production[1] of 1.2 million pounds;
•	Sales of $30.6 million;
•	Gross margin of 51%;
•	Cash flows from operations of $13.8 million, or $0.08 per share;
•	Net income of $2.7 million, or $0.02 per share;
•	Cash cost per ounce of silver, net of by-product credits[2] , of $0.46;
•	All-in sustaining cost per ounce of silver, net of by-product credits[2] , of $11.62; and
•	Trial mining[1] at the GC mine produced 48,396 tonnes of ore yielding 145,000 ounces of silver, 1.5 million pounds of lead, and 2.3 million pounds of zinc.

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[1] Production in the trial mining phase at the GC mine is excluded from the Company’s total reported production results on page 3. Revenue from metal sales is offset against cost capitalized.
[2] Non-IFRS measure, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2014:

	Three months ended June 30, 2014
	Ying Mining District[1]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)	173,485	36,203	209,688
Run of Mine Ore (tonne)	169,480	30,548	200,028

+ Mining cost per tonne of ore mined ($)	58.35	30.61	53.56
Cash mining cost per tonne of ore mined ($)	46.96	22.70	42.77
Non cash mining cost per tonne of ore mined ($)	11.39	7.91	10.79

+ Unit shipping costs($)	4.77	-	3.95

+ Milling cost per tonne of ore milled ($)	14.48	14.33	14.46
Cash milling cost per tonne of ore milled ($)	12.16	13.29	12.33
Non cash milling cost per tonne of ore milled ($)	2.32	1.04	2.13

+ Average Production Cost
Silver ($ per ounce)	7.60	-	7.72
Gold ($ per ounce)	434	573	483
Lead ($ per pound)	0.36	-	0.37
Zinc ($ per pound)	0.30	-	0.31

+ Total production cost per ounce of Silver ($)	2.92		2.92
+ Total cash cost per ounce of Silver ($)	0.46		0.46
+ Total production cost per ounce of Gold ($)		573	573
+ Total cash cost per ounce of Gold ($)		455	455

+ All-in sustaining cost per ounce of Silver ($)[2]	8.85	15.06	11.62
+ All-in cost per ounce of Silver ($)[2]	11.03	16.06	14.58

Total Recovery of the Run of Mine Ore
Silver (%)	93.6		93.6
Gold (%)		89.7	89.7
Lead (%)	95.8		95.8
Zinc (%)	56.8		56.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	227		227
Gold (gram/tonne)		2.8	2.8
Lead (%)	3.3		3.3
Zinc (%)	0.7		0.7

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,126	-	1,126
Gold (in thousands of ounces)	0.8	2.6	3.5
Lead (in thousands of pounds)	11,529	-	11,529
Zinc (in thousands of pounds)	1,211	-	1,211

Metal Sales
Silver (in thousands of $)	17,778	-	17,778
Gold (in thousands of $)	741	2,681	3,422
Lead (in thousands of $)	8,654	-	8,654
Zinc (in thousands of $)	762	-	762
	27,935	2,681	30,616
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	15.79	-	15.79
Gold ($ per ounce)	901	1,016	989
Lead ($ per pound)	0.75	-	0.75
Zinc ($ per pound)	0.63	-	0.63

[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
+Non-IFRS measures, see section 9 for reconciliation.
Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2013:

	Three months ended June 30, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)	233,257	-		29,075	262,332
Run of Mine Ore (tonne)	236,173	6,929	*	29,975	273,077

+ Mining cost per tonne of ore mined ($)	65.09	-		51.17	63.55
Cash mining cost per tonne of ore mined ($)	54.95	-		21.04	51.19
Non cash mining cost per tonne of ore mined ($)	10.14	-		30.13	12.35

+ Unit shipping costs($)	3.98	-		-	3.54

+ Milling cost per tonne of ore milled ($)	13.62	-		14.05	13.67
Cash milling cost per tonne of ore milled ($)	12.06	-		13.06	12.17
Non cash milling cost per tonne of ore milled ($)	1.56	-		0.99	1.50

+ Average Production Cost
Silver ($ per ounce)	9.63	-		-	9.96
Gold ($ per ounce)	546	-		926	616
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.34	-		0.44	0.34

+ Total production cost per ounce of Silver ($)	5.33	-			5.33
+ Total cash cost per ounce of Silver ($)	3.23	-			3.23
+ Total production cost per ounce of Gold ($)				913	913
+ Total cash cost per ounce of Gold ($)				448	448

+ All-in sustaining cost per ounce of Silver ($)[3]	11.36	-		26.78	15.51
+ All-in cost per ounce of Silver ($)[3]	15.01	-		28.62	25.73

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	-			92.3
Gold (%)				92.5	92.5
Lead (%)	94.6	-			94.6
Zinc ( %)	68.4	-			68.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	200	-			200
Gold (gram/tonne)				2.8	2.8
Lead (%)	2.7	-			2.7
Zinc (%)	0.8	-			0.8

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,364	10	*	-	1,374
Gold (in thousands of ounces)	1.3	0.2	*	2.3	3.8
Lead (in thousands of pounds)	13,063	405	*	-	13,468
Zinc (in thousands of pounds)	2,926	484	*	282	3,692

Metal Sales
Silver (in thousands of $)	24,091	-		-	24,091
Gold (in thousands of $)	1,283	-		2,669	3,952
Lead (in thousands of $)	9,833	-		-	9,833
Zinc (in thousands of $)	1,806	-		153	1,959
	37,013	-		2,822	39,835
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.66	-			17.66
Gold ($ per ounce)	1,001	-		1,141	1,092
Lead ($ per pound)	0.75	-			0.75
Zinc ($ per pound)	0.62	-		0.54	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.
+ Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the three months ended June 30, 2014 (“Q1 Fiscal 2015”), on a consolidated basis, the Company mined 209,688 tonnes of ore, a 20% decrease compared to 262,332 tonnes in the three months ended June 30, 2013 (“Q1 Fiscal 2014”). The decrease in ore mined was a result of improved dilution control initiatives implemented at the Ying Mining District. Correspondingly, ore milled decreased 27% to 200,028 tonnes of ore compared to 273,077 tonnes in Q1 Fiscal 2014.

(b)	Mining and Milling Costs

In Q1 Fiscal 2015, the consolidated total mining cost and cash mining cost were $53.56 and $42.77 per tonne, a decrease of 16% and 16% as compared to $63.55 and $51.19 per tonne, respectively, in Q1 Fiscal 2014. The ongoing focus on production efficiencies and cost control initiatives is positively impacting mining cost per tonne at the Ying Mining District.

The consolidated total milling cost and cash milling cost in Q1 Fiscal 2015 were $14.46 and $12.33 per tonne compared to $13.67 and $12.17 per tonne, respectively, in Q1 Fiscal 2014.

(c)	Metal Production

In Q1 Fiscal 2015, the Company produced 1.1 million ounces of silver, 3,461 ounces of gold, 11.5 million pounds of lead, and 1.2 million pounds of zinc, compared to 1.4 million ounces of silver, 3,777 ounces of gold, 13.5 million pounds of lead, and 3.7 million pounds of zinc, respectively, in Q1 Fiscal 2015. Metal production in this quarter was positively impacted by improved dilution control, which resulted in a 14% and 23% increase in silver and lead head grades. This was offset by a 27% decrease in ore milled which resulted in overall lower metal production.

Including the trial mining production from the GC mine3, the total metal production in the quarter was 1.27 million ounces of silver, 13.0 million pounds of lead and 3.5 million pounds of zinc.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[4]

In Q1 Fiscal 2015, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $2.92 and $0.46 compared to $5.33 and $3.23, respectively, in Q1 Fiscal 2014. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to the effectiveness of ongoing production efficiencies and cost control initiatives that resulted in a 16% decrease in per tonne cash mining costs. The impact of the cost efficiencies is partially offset by a 21% decrease in by-product revenue due to lower lead and zinc production compared to the prior year quarter.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits[4]

In Q1 Fiscal 2015, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, is $11.62 compared to $15.51 in Q1 Fiscal 2014. The decrease compared to the prior year quarter is driven by production cost efficiencies, lower sustaining capital expenditures, and less corporate overhead expenditures. The cost control initiatives yielded positive results as per tonne cash mining costs decreased by 16% along with decreases of 36% and 21% in overhead general and administrative expense and sustaining capital expenditures, respectively, compared to Q1 Fiscal 2014.

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP, and LM) and is the Company’s primary source of production.

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3 Production in the trial mining phase at the GC mine is excluded from the Company’s total reported production results on page 3. Revenue from metal sales is offset against cost capitalized.
4 Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In the prior fiscal year, the Company completed a comprehensive review at the Ying Mining District and enacted a series of improvements covering all aspects of operations including cost control, mine planning and strategy, contractor compensation contracts, dilution control, and performance-based compensation package for mine management. As a result of the initiatives, operational results in this quarter yielded improved head grades, better dilution control, lower production costs, reduced labour head count and compensation, lower discretionary overhead costs and more efficient capital expenditures.

In Q1 Fiscal 2015, the total ore mined at the Ying Mining District was 173,485 tonnes compared to total ore production of 233,257 tonnes in Q1 Fiscal 2014. In the current quarter, the Company’s ongoing focus on dilution control resulted in 26% lower ore production. As a result of improved dilution control, silver and lead head grades at the Ying Mining District improved 14% and 23%, respectively, to 227 grams per tonne (“g/t”) for silver and 3.3% for lead from 200 g/t for silver and 2.7% for lead, respectively, in Q1 Fiscal 2014.

In Q1 Fiscal 2015, the Ying Mining District produced 1.1 million ounces of silver, 822 ounces of gold, 11.5 million pounds of lead, and 1.2 million pounds of zinc, compared to 1.4 million ounces of silver, 1,282 ounces of gold, 13.1 million pounds of lead, and 2.9 million pounds of zinc in Q1 Fiscal 2014. The decrease in metals produced is mainly due to the lower ore production offset by improved head grades experienced in the quarter.

The cost control initiatives at the Ying Mining District yielded positive results in Q1 Fiscal 2015 where total and cash mining costs per tonne were $58.35 and $46.96, a 10% and 15% decrease, respectively, compared to $65.09 and $54.95, in Q1 Fiscal 2014. The overall decrease of 15% in cash mining costs per tonne was mainly due to reductions in (i) mining preparation expenditures; (ii) labour and material costs due to improved dilution control; and (iii) mine administration costs. On a per tonne basis, labour costs decreased 40%, mine administration costs decreased 33% and mining preparation expenditures decreased 18%, respectively, as compared to Q1 Fiscal 2014.

On the foundation of production cost efficiencies and lower overhead administrative costs, the all-in sustaining cost per ounce of silver, net of by-product credits, in this quarter, improved to $8.85 compared to $11.36 in the prior year quarter.

In Q1 Fiscal 2015, total ore milled was 169,480 tonnes, a decrease of 28% compared to 236,173 tonnes in Q1 Fiscal 2014. Cash milling costs were $12.16 compared to $12.06 in Q1 Fiscal 2014.

During the quarter, the Company completed approximately 16,500 metres (“m”) of horizontal tunnels, raises and declines. Total exploration and development expenditures for the Ying Mining District were $8.1 million compared to $9.7 million in Q1 Fiscal 2014.

(ii)	GC Mine

During the quarter, with the temporary Safety Production Permit, the Company continued mine development to ramp up trial mining production, mill processing and stope preparation work. As at the end of July, the Company has passed the final site inspection for the Safety Production Permit. The issuance of the final Safety Production Permit is expected prior to the expiration of the temporary permit which was extended to the end of September 2014.

As part of trial mining activities in Q1 Fiscal 2015, the Company mined 48,396 tonnes of ore and milled 55,784 tonnes of ore, yielding 145,000 ounces of silver, 1.5 million pounds of lead, 2.3 million pounds of zinc and 3.6 million pounds of sulphur. The head grades at the GC mine were 110 g/t for silver, 1.4% for lead, 2.5% for zinc, and 9.0% for sulphur.

Total and cash mining cost per tonne were $64.62 and $42.23 respectively, while total and cash milling cost per tonne were $25.54 and $19.17.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

A summary of the operational and financial results5 of the GC mine are as follows:

GC Mine	Three months ended June 30, 2014
Ore mined (tonne)	48,396
Ore milled (tonne)	55,784
Head Grades
Silver (gram/tonne)	110
Lead (%)	1.4
Zinc (%)	2.5
Sulphur (%)	9.0
Metal Production
Silver ('000 Oz)	145
Lead ('000 Lb)	1,461
Zinc ('000 Lb)	2,314
Sulphur ('000 Lb)	3,626
Production Cost
Cash production cost ($/tonne)	$61.40
Total production cost ($/tonne)	$90.16
Financials
Metal sales ('000s)	$4,437
Cash production cost ('000s)	$2,993
Total production cost ('000s)	$4,376
Cash profit margin (%)	33%

Based on the operational results in this quarter, the Company is pleased that the GC mine is approaching its expected operational level according to the guidance for this fiscal year. Prior to the declaration of commercial production, the Company will continue to ramp up mining in the coming quarters to reach operational results that consistently and sustainably achieve our planned production. While the GC mine has not declared commercial production, revenue from metal sales is offset against costs capitalized.

In Q1 Fiscal 2015, $0.4 million (Q1 Fiscal 2014 - $6.2 million) of exploration and development expenditures were incurred at the GC mine.

(iii)	BYP Mine

In Q1 Fiscal 2015, the BYP mine processed 30,548 tonnes of ore compared to 29,975 tonnes in Q1 Fiscal 2014. In Q1 Fiscal 2015, the Company sold 2,639 ounces of gold compared to 2,338 ounces of gold in Q1 Fiscal 2014. Gold head grade for Q1 Fiscal 2015 was 2.8 g/t compared to 2.8 g/t in Q1 Fiscal 2014.

Certain capital upgrades are necessary at the BYP mine in order to sustain ongoing production. However, in consideration of the required expenditures and the current market environment, the Company has decided to defer such capital investments until a later time. As such, in August 2014, the Company has suspended mining activities at the BYP mine. As the BYP mine is not viewed as a core asset, the Company is considering various strategic options for this project.

Exploration and development expenditures at the BYP mine were $0.3 million in the current quarter compared to $1.6 million in the prior year quarter.

(iv)	XHP Project

Since the prior fiscal year, activities at the XHP project have been suspended as part the Company’s cost saving measures.

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5 Production in the trial mining phase at the GC mine is excluded from the Company’s total reported production results on page 3.  Revenue from metal sales is offset against cost capitalized.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	First Quarter Fiscal Year 2015 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013
Sales	$30,616	$16,135	$23,970	$28,460
Gross profit	15,653	6,945	10,469	13,637
Expenses and foreign exchange	(7,474)	(3,717)	(5,733)	(9,188)
Other items	141	(6,305)	708	(65,790)
Net income (loss)	4,635	(4,677)	3,144	(53,307)
Net income (loss), attributable to the shareholders of the Company	2,744	(4,541)	2,163	(43,201)
Basic earnings (loss) per share	0.02	(0.03)	0.01	(0.25)
Diluted earnings (loss) per share	0.02	(0.03)	0.01	(0.25)
Cash dividend declared	800	773	4,017	4,152
Cash dividend declared per share (CAD)	0.005	0.005	0.025	0.025

	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012
Sales	$39,835	$33,147	$58,717	$45,209
Gross profit	17,353	17,087	37,476	28,415
Expenses and foreign exchange	(7,263)	(6,396)	(7,947)	(9,062)
Other items	394	1,430	(8,631)	1,427
Net income	6,484	8,391	10,631	13,503
Net income, attributable to the shareholders of the Company	4,562	6,361	5,236	9,500
Basic earnings per share	0.03	0.04	0.03	0.06
Diluted earnings per share	0.03	0.04	0.03	0.06
Cash dividend declared	4,173	4,204	4,291	4,255
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q1 Fiscal 2015 was $2.7 million, or $0.02 per share compared to $4.6 million, or $0.03 per share in Q1 Fiscal 2014.

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) improved production cost control yielded higher profit margins of 51% compared to 44% in the same prior year quarter, (ii) overhead general and administrative spending was 36% less than the prior year quarter, offset by (iii) lower metal production as silver, lead and zinc production decreased 18%, 14%, and 67%, comparatively and (iv) lower net realized silver price of $15.79 per ounce, which is 11% lower compared to $17.66 per ounce in the same prior year quarter.

Sales in Q1 Fiscal 2015 were $30.6 million compared to $39.8 million in Q1 Fiscal 2014. Silver and gold sales represented $17.8 million and $3.4 million, respectively, while base metals represented $9.4 million of total sales in this quarter compared to silver, gold and base metals of $24.1 million, $4.0 million, and $11.8 million, respectively, in Q1 Fiscal 2014.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales).

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table is a reconciliation of the Company’s net realized selling prices in Q1 Fiscal 2015, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2015	Q1 2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014
Net realized selling prices	$15.43	$17.66	$987	$1,092	$0.75	$0.75	$0.63	$0.61
Add back: Value added taxes	2.62	3.00	-	-	0.13	0.13	0.11	0.10
Add back: Smelter charges and recovery	2.14	2.96	303	354	0.13	0.15	0.36	0.35
SME	$20.19	$23.62	$1,290	$1,446	$1.01	$1.03	$1.10	$1.06
LME	$19.62	$23.23	$1,288	$1,421	$0.92	$0.93	$0.91	$0.83

Cost of sales in Q1 Fiscal 2015 was $15.0 million compared to $22.5 million in Q1 Fiscal 2014. The cost of sales included cash costs of $11.9 million compared to $18.9 million in Q1 Fiscal 2014. The decrease in cost of sales is attributable to an overall decrease of 11% in production costs and 20% lower ore production in the quarter.

Gross profit in Q1 Fiscal 2015 was 51% compared to 44% in Q1 Fiscal 2014. The increase in gross profit is mainly driven by the reduction of production cost offset by decreases in silver prices.

General and administrative (“G&A”) expenses in Q1 Fiscal 2015 were $4.8 million, a decrease of 36% compared to $7.5 million in Q1 Fiscal 2014. The decrease was primarily a result of the Company’s cost reduction initiatives in response to the lower metal price environment. Main reductions were made in labour salaries, benefits and headcount as well as discretionary overhead spending. Significant items included in general and administrative expenses in Q1 Fiscal 2015 are as follows:

(i)	Office and administrative expenses of $1.9 million (Q1 Fiscal 2014 - $3.2 million);

(ii)	Salaries and benefits of $1.5 million (Q1 Fiscal 2014 - $2.2 million);

(iii)	Stock based compensation expense of $0.4 million (Q1 Fiscal 2014 - $0.7 million); and

(iv)	Professional fees of $0.7 million (Q1 Fiscal 2014 - $1.0 million).

General exploration and property investigation expenses in Q1 Fiscal 2015 were $0.9 million (Q1 Fiscal 2014 - $1.0 million).

Foreign exchange loss in Q1 Fiscal 2015 was $1.1 million compared to a gain of $1.9 million in Q1 Fiscal 2014. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q1 Fiscal 2015 was $nil compared to $28 in Q1 Fiscal 2014. The loss is related to the disposal of obsolete equipment.

Share of loss in an associate in Q1 Fiscal 2015 was $132 (Q1 Fiscal 2014 - $14), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Loss on investments in Q1 Fiscal 2015 was $15 compared to $574 in Q1 Fiscal 2014. The Company has been acquiring equity interests in other publicly-traded mining companies on the open market or by participating in private placements. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q1 Fiscal 2015 was $164 compared to $928 in Q1 Fiscal 2014. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q1 Fiscal 2015 were $32 compared to $33 in Q1 Fiscal 2014. As the Company does not

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

hold any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitation provision.

Income tax expense in Q1 Fiscal 2015 was $3.7 million compared to $4.0 million in Q1 Fiscal 2014. The income tax expense recorded in Q1 Fiscal 2015 included current income tax expense of $2.9 million (Q1 Fiscal 2014 – $2.1 million) and deferred income tax expense of $0.8 million (Q1 Fiscal 2014 – $1.9 milion).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at June 30, 2014 were $80.2 million.

Working capital as at June 30, 2014 was $57.3 million.

Cash flows provided by operating activities were $13.8 million or $0.08 per share in Q1 Fiscal 2015 compared to $17.7 million or $0.10 per share in Q1 Fiscal 2014. The decrease in cash flows from operations is mainly due to movement in non-cash operating working capital as well as lower operating earnings.

Cash flows used in investing activities were $6.2 million in Q1 Fiscal 2015, comprising mainly of cash used in capital expenditures of $7.9 million offset by net redemptions of short-term investments of $1.7 million. In Q1 Fiscal 2014, cash flows provided by investing activities were $7.4 million comprising mainly of cash used in capital expenditures of $19.2 million and net redemptions of short-term investments of $25.0 million and proceeds on sale of a subsidiary of $1.6 million.

Cash flows used in financing activities were $0.8 million in Q1 Fiscal 2015, comprising mainly of cash dividends paid of $0.8 million. In Q1 Fiscal 2014, cash flows used in financing activities were $5.4 million, comprising mainly of cash dividends paid of $4.2 million and distributions to non-controlling interests of $1.2 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$6,746	$699	$3,850	$2,197
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2014, the Company has two office rental agreements totaling $6,746 for the next nine years and commitments of $6,418 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at June 30, 2014 and 2013, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at June 30, 2014 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2014 and March 31, 2014, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$68,813	$-	$-	$68,813
Common shares of publicly traded companies	1,590	-	-	1,590
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	-	-	-
(1) Level 3 financial instrument

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2014 and March 31, 2014, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2013	$9,653	$-	$9,653
Other comprehensive loss arising on revaluation	(9,651)	-	(9,651)
Foreign exchange impact	(2)	-	(2)
Balance at March 31, 2014	$-	$-	$-
Balance at June 30, 2014	$-	$-	$-

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2014	March 31, 2014
	Within a year
Accounts payable and accrued liabilities	$28,155	$23,802
Dividends payable	800	773
	$28,955	$24,575

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues, and expenses are denominated in RMB.

The Company currently does not engage in foreign currency hedging and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2014	March 31, 2014
Financial assets denominated in U.S. Dollars	$17,145	$979
Financial assets denominated in Chinese RMB	$50,613	$57,358

As at June 30, 2014, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.5 million.

As at June 30, 2014, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2014.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at June 30, 2014 is considered to be immaterial. There were no amounts in receivables which were past due at June 30, 2014 (at March 31, 2014 - $nil) for which no provision is recognized.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2014, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	June 30, 2014	March 31, 2014
NUX (a)	$45	$48
Henan Non-ferrous Geology Bureau (b)	25	20
	$70	$68

Due to related parties	June 30, 2014	March 31, 2014
Parkside Management Ltd. (f)	$286	$281

(a)

According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses incurred on behalf of New Pacific. During the three months ended June 30, 2014, the Company recovered $57 (for three months ended June 30, 2013 - $111) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered from New Pacific were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)

For the three months ended June 30, 2014, the Company paid $nil (for three months ended June 30, 2013 - $102) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three months ended June 30, 2014, the Company paid $126 (for three months ended June 30, 2013 - $nil) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three months ended June 30, 2014, the Company paid $nil (for three months ended June 30, 2013 - $102) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(f)

For the three months ended June 30, 2014, the Company paid and accrued $187 (for three months ended June 30, 2013 - $58) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(g)

The Company rents a Beijing office from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. For the three months ended June 30, 2014, total rents were $36 (for three months ended June 30, 2013 - $36).

(h)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei.

(i)	GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2014 and 2013:

(a)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three months ended June 30, 2014 and 2013:

Three months ended June 30, 2014
			Ying Mining District	Total
Cost of sales		A	$13,450	$13,450
Amortization and depletion			(2,771)	(2,771)
Total cash cost		B	10,679	10,679
By-product sales	By-product per ounce of silver
Lead	(7.69)		(8,654)	(8,654)
Zinc	(0.68)		(762)	(762)
Gold	(0.66)		(741)	(741)
Total by-product sales		C	(10,157)	(10,157)
Silver ounces sold ('000s)		D	1,126	1,126
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$2.92	$2.92
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.46	$0.46

Total production cost per ounce of silver, before by-product credits		A/D	$11.94	$11.94
Total cash cost per ounce of silver, before by-product credits		B/D	$9.48	$9.48

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended June 30, 2013
			Ying Mining District	Total
Cost of sales		A	$20,193	$20,193
Amortization and depletion			(2,867)	(2,867)
Total cash cost		B	17,326	17,326
By-product sales	By-product per ounce of silver
Lead	(7.21)		(9,833)	(9,833)
Zinc	(1.32)		(1,806)	(1,806)
Gold	(0.94)		(1,283)	(1,283)
Total by-product sales		C	(12,922)	(12,922)
Silver ounces sold ('000s)		D	1,364	1,364
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$5.33	$5.33
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$3.23	$3.23

Total production cost per ounce of silver, before by-product credits		A/D	$14.80	$14.80
Total cash cost per ounce of silver, before by-product credits		B/D	$12.70	$12.70

(b) Cash and Total Cost per Ounce of Gold (BYP Mine)

BYP Mine
			Three months ended June 30, 2014	Three months ended June 30, 2013
Cost of sales		A	$1,513	$2,290
Amortization and depletion			(311)	(1,089)
Total cash cost		B	1,202	1,201
By-product sales				$-
Zinc			-	(153)
Total by-product sales		C	-	(153)
Gold ounces sold ('000s)		D	2.6	2.3
Total production cost per ounce of gold, net of by-product credits		(A+C)/D	$573	$913
Total cash cost per ounce of gold, net of by-product credits		(B+C)/D	$455	$448

Total production cost per ounce of gold, before by-product credits		A/D	$573	$980
Total cash cost per ounce of gold, before by-product credits		B/D	$455	$514

(c)	All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, general exploration expense, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

AIC further extends the AISC metric by including investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity. All capital expenditures at the Company’s pre-production developing projects – GC mine and XHP project – are considered to be investment capital by nature.

The following tables provide a detailed reconciliation of these measures for the three months ended June 30, 2014 and 2013:

Three months ended June 30, 2014		Ying Mining District	BYP	Developing Projects	Corporate	Total
Total cash cost, net of by-product credits		$522	$1,202	$-	$-	$1,724
General & administrative		1,835	271	101	2,561	4,768
General exploration		880	29	-	-	909
Reclamation accretion		24	6	2	-	32
Sustaining capital		6,700	480	-	2	7,182
All-in sustaining cost, net of by-product credits	A	$9,961	$1,988	$103	$2,563	$14,615
Investment capital		2,458	132	1,130	-	3,720
All-in cost, net of by-product credits	B	$12,419	$2,120	$1,233	$2,563	$18,335
Ounces of silver sold[1]	C	1,126	132	-	-	1,258
All-in sustaining cost per ounce of silver, net of by-
product credits	A/C	$8.85	$15.06	$-	$-	$11.62
All-in cost per ounce of silver, net of by-product
credits	B/C	$11.03	$16.06	$-	$-	$14.57
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

Three months ended June 30, 2013		Ying Mining District	BYP	Developing Projects	Corporate	Total
Total cash cost, net of by-product credits		$4,404	$1,048	$-	$-	$5,452
General & administrative		2,727	441	491	3,842	7,501
General exploration		1,019	29	-	-	1,048
Reclamation accretion		24	6	3	-	33
Sustaining capital		7,320	1,609	-	168	9,097
All-in sustaining cost, net of by-product credits	A	$15,494	$3,133	$494	$4,010	$23,131
Investment capital		4,981	216	10,031	-	15,228
All-in cost, net of by-product credits	B	$20,475	$3,349	$10,525	$4,010	$38,359
Ounces of silver sold[1]	C	1,364	117	10	-	1,491
All-in sustaining cost per ounce of silver, net of by-
product credits	A/C	$11.36	$26.78	$49.40	$-	$15.51
All-in cost per ounce of silver, net of by-product
credits	B/C	$15.01	$28.62	$1,052.50	$-	$25.73
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

(d)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three months ended June 30, 2014 and 2013:

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost	Three months ended June 30, 2014				(in 000's)
Direct mining and milling cost					11,881
Depreciation, amortization and depletion					3,082
Cost of sales					14,963
	Silver	Gold	Lead	Zinc	Total
Metals revenue	17,778	3,422	8,654	762	30,616
Ratio of metals sold	58%	11%	28%	3%	100%
Cost of sales allocated to metals	8,689	1,672	4,229	373	14,963
Metals produced ('000s)	1,126	3.5	11,529	1,211
Average production cost ($/unit)	$7.72	$483	$0.37	$0.31

Average Production Cost	Three months ended June 30, 2013				(in 000's)
Direct mining and milling cost					18,904
Depreciation, amortization and depletion					3,578
Cost of sales					22,482
	Silver	Gold	Lead	Zinc	Total
Metals revenue	24,091	3,952	9,833	1,959	39,835
Ratio of metals sold	60%	10%	25%	5%	100%
Cost of sales allocated to metals	13,596	2,230	5,550	1,106	22,482
Metals produced[1] ('000s)	1,364	3.6	13,063	3,208
Average production cost ($/unit)	$9.96	$616	$0.42	$0.34
1 Does not include metals produced from development tunnelling ore at the X mines.

(e)	Production Costs per Tonne

Three months ended June 30, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$8,968	209,688	$42.77
Non-cash mining costs	2,263	209,688	10.79
Shipping costs	828	209,688	3.95
Cash milling costs	2,467	200,028	12.33
Non-cash milling costs	425	200,028	2.13
Total	$14,951		$71.97
Add: stockpile and concentrate inventory - Beginning	1,109
Less: stockpile and concentrate inventory - Ending	(1,503)
Adjustment for foreign exchange movement	406
Cost of sales	$14,963

Three months ended June 30, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$13,429	262,332	$51.19
Non-cash mining costs	3,241	262,332	12.35
Shipping costs	929	262,332	3.54
Cash milling costs	3,239	266,148	12.17
Non-cash milling costs	398	266,148	1.50
Total	$21,236		$80.75
Add: stockpile and concentrate inventory - Beginning	3,416
Less: stockpile and concentrate inventory - Ending	(2,153)
Adjustment for foreign exchange movement	(17)
Cost of sales	$22,482

1 Excluding development tunnelling ore at the X Mines.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited consolidated financial statements as of and ended June 30, 2014, as well as the audited consolidated financial statements as of and ended March 31, 2014.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

·	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
·	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
·	Future cash costs of production, capital expenditure and rehabilitation obligations

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

·	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
·	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
·

The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013 and provides interpretation on when to recognize a liability for a levi imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. Effective April 1, 2014, the Company has adopted the standard. The adoption did not have a material impact on the condensed consolidated interim financial statements.

IFRS 15 – Revenue from contracts with customers, the final standard on revenue from contacts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early adoption not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing impact of this standard.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2014.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,883,808 common shares with a recorded value of $233.5 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Number of Options	Exercise Price (CAD$)	Expiry Date
263,000	7.00	January 5, 2015
141,000	7.40	April 20, 2015
269,125	8.23	October 3, 2015
189,781	12.16	January 4, 2016
171,500	14.96	April 7, 2016
220,500	9.20	June 4, 2016
262,500	7.27	November 24, 2016
414,000	6.69	March 5, 2017
259,000	6.53	June 17, 2017
330,000	5.35	August 8, 2017
328,500	5.40	December 3, 2017
324,500	3.91	March 7, 2018
333,500	3.25	June 2, 2018
418,500	3.41	September 12, 2018
340,500	2.98	January 21, 2019
822,000	1.75	May 29, 2019
5,087,906

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

• Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead,

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2014, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Myles J. Gao, Director, President & CEO

Myles J. Gao, Director, President & CEO	Maria Tang, Chief Financial Officer

Yikang Liu, Director	Lorne Waldman, Senior Vice President

Earl Drake, Director	Peter Torn, Corporate Secretary & General Counsel

Paul Simpson, Director

David Kong, Director

Malcolm Swallow, Director

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Myles J. Gao, P.Geo., President & CEO of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 22